EXHIBIT 12

SARA LEE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions except ratios)

	Year Ended
	June 27 2009(1)	June 28 2008(2)
Fixed charges:
Interest expense	$170	$187
Interest portion of rental expense	48	49

Total fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	218	236
Preference security dividends of consolidated subsidiaries	0	0
Capitalized interest	10	18

Total fixed charges	$228	$254

Earnings available for fixed charges:
Income before income taxes continuing operations	$588	$160
Less undistributed income in minority owned companies	(1)	(1)
Add minority interest in majority-owned subsidiaries	11	10
Add amortization of capitalized interest	13	12
Add fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	218	236

Total earnings available for fixed charges	$829	$417

Ratio of earnings to fixed charges	3.6	1.6

(1)	During fiscal 2009, the corporation recorded a pretax charge of $114 million in connection with certain restructuring activities. Also during fiscal 2009, the corporation recognized an impairment charge of $314 million and $150 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.

(2)	During fiscal 2008, the corporation recorded a pretax charge of $38 million in connection with certain restructuring activities. Also during fiscal 2008, the corporation recognized an impairment charge of $851 million and $130 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.